UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor– Leblon

22430-190 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi” or the “Company”, BM&FBOVESPA: OIBR3, OIBR4; NYSE: OIBR and OIBR.C) in accordance with article 157, paragraph 4 of Law No. 6,404/76, pursuant to CVM Instruction No. 358/02 and in furtherance of the Material Facts released on October 2, 2013, February 10, 2014 and February 20, 2014, as well as the Notices to Market released on February 10, 2014 and March 17, 2014, notifies its shareholders and the market in general as follows.

As a result of (1) recent interactions between the Company and the underwriters, (2) comments delivered by the CVM, which must be responded to as a condition for obtaining registration necessary to the offering and (3) the timing requirement of CVM Instruction No. 400/03 for having the offering completed prior to the end of the first four months of the year, the Company and the underwriting syndicate decided to change the existing business agreement and modify the firm commitment structure of the offering, which will occur with a firm commitment for the settlement of the offering, but without a firm commitment for the placement of the shares. As a result, the underwriting syndicate will no longer assume a firm commitment to subscribe for the shares of the Company, the principal terms and conditions of which appeared in the draft of the Brazilian preliminary prospecto submitted to the CVM on February 19, 2014 and disclosed on the CVM’s website on the same day.

The conditions of the offering are described in (a) the Aviso ao Mercado published today in the newspaper “Valor Econômico”, (b) in the new version of the Brazilian preliminary prospecto disclosed today on the Company’s, the underwriters’, the CVM’s and the BM&FBOVESPA’s websites and (c) the other offering documents.

Oi will maintain its shareholders and the market informed of any subsequent events related to the Offering.

Rio de Janeiro, April 3, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

Additional Information and Where to Find It:

Oi S.A. (“Oi”) has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
	Name:	Bayard De Paoli Gontijo
	Title:	Chief Financial Officer